Filed by PPG Industries, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: PPG Industries, Inc.
Commission File No.: 001-01687

PPG Industries
PPG Industries, Inc.
One PPG Place
Pittsburgh, Pennsylvania 15272 USA
www.ppg.com
News
Contact:
Jeremy Neuhart
PPG Corporate Communications
412-434-3046
neuhart@ppg.com

Investors:
Vince Morales
PPG Investor Relations
412-434-3740
vmorales@ppg.com

PPG reports record fourth quarter and full year results

•	Fourth quarter 2012 sales of $3.6 billion

•	Record fourth quarter adjusted earnings per share of $1.53, up 10 percent versus 2011

•	Coatings earnings grew 30 percent in fourth quarter, 20 percent for full year

•	Record full year adjusted earnings per share of $7.94; full year sales of $15.2 billion

•	Improved full year earnings in each major global region

•	Year-end cash and short-term investments of $2.4 billion

PITTSBURGH, Jan. 14, 2013 – PPG Industries (NYSE:PPG) today reported fourth quarter 2012 net sales of $3.6 billion. Net income for the quarter was $227 million, or $1.46 per diluted share, including nonrecurring charges. Adjusted net income for the quarter, excluding the nonrecurring charges, was $238 million, or $1.53 per diluted share. Fourth quarter 2011 net sales were $3.5 billion, and net income was $216 million, or $1.39 per diluted share.

PPG’s annual sales for 2012 were $15.2 billion, an increase of 2 percent versus 2011 sales of $14.9 billion. PPG’s full year 2012 net income was $941 million, or $6.06 per diluted share, versus 2011 net income of $1.1 billion, or $6.87 per diluted share. Full year 2012 adjusted net income was $1.2 billion, or $7.94 per diluted share. The company’s full year tax rate on ongoing earnings was 25 percent in 2012 and 2011.

Fourth quarter 2012 net income includes after-tax charges of $11 million, or 7 cents per diluted share, for acquisition-related costs and costs directly related to the separation of the commodity chemicals business and merger with a subsidiary of Georgia Gulf Corporation. The company anticipates additional acquisition- and separation-related costs in the first quarter 2013. There were no nonrecurring charges in last year's fourth quarter or full year 2011. The 2011 results included a favorable catch-up impact from a fourth quarter adjustment of the full year 2011 tax rate from 26 percent to 25 percent and from a favorable tax audit settlement. A Regulation G Reconciliation of fourth quarter and full year 2012 adjusted net income and earnings per diluted share to reported net income and earnings per diluted share is included below.

“Our record fourth quarter results capped off an exceptional year for the company, driven by excellent operating performance and several significant strategic actions that have accelerated the pace of our portfolio transformation,” said Charles E. Bunch, PPG chairman and CEO. “During the quarter, as we did during the first nine months, we grew our sales and earnings despite moderate overall economic conditions that varied by region and end-use market, and continued negative impacts from currency translation.

“Our coatings businesses continued to perform well, growing earnings by 30 percent versus last year's fourth quarter, and the Optical and Specialty Materials segment delivered similar earnings growth. Commodity Chemicals segment earnings strengthened versus last year despite lower than anticipated sales and higher costs stemming from two unplanned production outages. Full year earnings for the Commodity Chemicals segment exceeded the prior-year record. Glass segment earnings were lower, as market conditions for fiber glass remained challenging.

“In summary, 2012 was an excellent year for PPG and its shareholders. We achieved new adjusted-earnings-per-share records in each quarter and delivered higher full year earnings in each major region, including Europe, reflecting our strong operating execution,” Bunch said. “We continued our history of strong cash generation, delivering record full year cash from operations and ending the year with $2.4 billion of cash and short-term investments. We also raised our annual dividend payout for the 41st consecutive year, a legacy we are proud to continue.”

Looking ahead, Bunch said he anticipates economic trends will remain varied by region in 2013, with a solid growth bias remaining in North America, improving growth prospects in Asia and subdued activity levels in Europe. “We will continue to aggressively manage our businesses, including delivering incremental 2013 savings of between $70 million and $80 million from our previously announced restructuring program and targeted price increases in our coatings businesses, as we work to fully recapture inflation from the past two years,” he said.

“Strategically, we are continuing to complete the necessary actions to separate the commodity chemicals business, and we expect the transaction to close late this month. We also have a variety of acquisition-related activities underway and anticipate closing the acquisition of the AkzoNobel North American architectural coatings business by mid-second quarter 2013. Lastly, we continue to analyze prudent cash-deployment opportunities for our current strong cash position and anticipated 2013 free cash generation, with a primary focus on deploying that cash for profitable earnings-growth initiatives,” Bunch concluded.

The company reported today that cash and short-term investments totaled approximately $2.4 billion at the end of 2012, up from $1.5 billion at the end of 2011. Full year cash from operations was about $1.8 billion, up 25 percent versus the previous year.

Performance Coatings segment sales for the quarter were $1.2 billion, up 1 percent versus the prior year. Segment sales benefited from continued strength in aerospace demand, high single-digit percentage growth in U.S. architectural coatings sales and modest organic sales gains in automotive refinish. Sales in the quarter were negatively impacted by further weakening in marine new-build activity and lower architectural coatings volumes in emerging regions. Sales from acquisitions held for less than one year provided a modest benefit. Segment earnings grew 26 percent to $177 million. In addition to the earnings impact of the sales increase, the segment delivered lower costs through discretionary cost management and restructuring-related benefits, and while cost inflation continued, it was at lower rates than in prior periods of the year.

Industrial Coatings segment sales for the quarter were $1.1 billion, an increase of $95 million, or 9 percent, versus the prior year. Strong volume growth continued in North America and emerging regions, more than offsetting persistently weak European demand. Volume growth remained the strongest in automotive OEM (original-equipment manufacturer) coatings, with company results continuing to outpace industry growth. The packaging coatings business also experienced volume growth in all regions. Demand in the industrial coatings business varied by end-use application, including weaker consumer electronics demand partly offset by higher automotive parts activity. Segment earnings for the quarter were $144 million, an increase of $38 million, as the earnings impact from the higher sales was coupled with lower operating costs, including the benefits from ongoing cost management and restructuring-related savings.

Architectural Coatings - EMEA (Europe, Middle East and Africa) segment sales for the quarter were $465 million, an increase of $16 million, or 4 percent, versus the prior year. Sales volumes declined 2 percent and currency translation was negative, but these declines were countered by increased sales related to the Dyrup acquisition, which added about 4 percent to segment sales, and improved pricing. Segment earnings were $9 million, up $1 million, as lower costs, including restructuring cost benefits, were partly offset by the impact from lower sales volumes.

Optical and Specialty Materials fourth quarter 2012 segment sales were $272 million, up $13 million, or 5 percent, over the prior year. Segment volumes improved by 6 percent due to optical products growth, including the benefit of a customer inventory build related to the February 2013 commercial introduction of Generation VII TRANSITIONS(R) lenses. Prior-year sales volumes and earnings results were negatively impacted by flooding in Thailand that disrupted optical customers and supply chains. Segment earnings improved to $68 million, up $15 million, aided by higher year-over-year volumes and absence of the Thailand flood impacts.

Glass segment sales were $241 million for the quarter, down $15 million from the prior year. Higher flat glass sales were offset by lower fiber glass volumes and pricing. Segment earnings were $8 million, a decrease of $11 million from the prior-year quarter, as lower fiber glass sales and equity earnings offset strong manufacturing cost improvements.

Commodity Chemicals segment sales for the quarter were $405 million, up $7 million versus the prior year. Selling prices were modestly lower year-over-year stemming from lower chlorine pricing, including chlorine price decreases realized earlier this year, which was more than offset by higher caustic pricing and increased volume. Caustic pricing was higher both year-over-year and sequentially versus the third quarter 2012. Segment earnings in the quarter were negatively affected by $5 million, resulting from the impacts of lower sales, higher maintenance expenses and lower facility utilization stemming from two previously announced unplanned production outages. Despite these negative impacts, segment earnings improved to $72 million, up $9 million versus the fourth quarter 2011, due to lower manufacturing costs from higher operating rates driven by increased customer demand.

One of the previously announced unplanned outages is expected to continue to impact PPG's results for Commodity Chemicals in January 2013, with an estimated negative earnings impact for the month of January in the $5 million to $10 million range based on reduced sales, negative sales mix and lower operating rates. Based on currently available information, production is anticipated to return to near-normal levels toward the end of January. PPG intends to report results for the Commodity Chemicals segment in discontinued operations in 2013, following the Commodity Chemicals business separation transaction that is currently anticipated to be completed at the end of January 2013.

PPG: BRINGING INNOVATION TO THE SURFACE. (TM)
PPG Industries' vision is to continue to be the world's leading coatings and specialty products company. Through leadership in innovation, sustainability and color, PPG helps customers in industrial, transportation, consumer products, and construction markets and aftermarkets to enhance more surfaces in more ways than does any other company. Founded in 1883, PPG has global headquarters in Pittsburgh and operates in nearly 70 countries around the world. Sales in 2012 were $15.2 billion. PPG shares are traded on the New York Stock Exchange (symbol:PPG). For more information, visit www.ppg.com.

Additional Information
PPG will provide detailed commentary regarding its financial performance, including presentation-slide content, on the PPG Investor Center at www.ppg.com at 10 a.m. ET today, Jan. 14. The company will hold a conference call to review its fourth quarter 2012 and full year 2012 financial performance today at 11 a.m. ET. The dial-in numbers are: in the United States, 866-271-5140; international, 617-213-8893; passcode 60355756. The conference call also will be available in listen-only mode via Internet broadcast from the PPG Investor Center at www.ppg.com (Windows Media Player). A telephone replay will be available today, Jan. 14, beginning at approximately 1 p.m. ET, through Monday, Jan. 28, at 11:59 p.m. ET. The replay dial-in numbers are: in the United States, 888-286-8010; international, 617-801-6888; passcode 44135965. A Web replay also will be available on the PPG Investor Center at www.ppg.com, beginning at approximately 1 p.m. ET today, Jan. 14, 2013, through Friday, Jan. 17, 2014.

Forward-Looking Statements
Statements in this news release relating to matters that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 reflecting the company's current view with respect to future events or objectives and financial or operational performance or results. These matters involve risks and uncertainties as discussed in PPG Industries' periodic reports on Form 10-K and Form 10-Q, and its current reports on Form 8-K, filed with the Securities and Exchange Commission (SEC). Accordingly, many factors could cause actual results to differ materially from the company's forward-looking statements.

Among these factors are global economic conditions, increasing price and product competition by foreign and domestic competitors, fluctuations in cost and availability of raw materials, the ability to maintain favorable supplier relationships and arrangements, the realization of anticipated cost savings from restructuring initiatives, difficulties in integrating acquired businesses and achieving expected synergies therefrom, the ability to penetrate existing, developing or emerging foreign and domestic markets, economic and political conditions in international markets, foreign exchange rates and fluctuations in such rates, fluctuations in tax rates, the impact of future legislation, the impact of environmental regulations, unexpected business disruptions and the unpredictability of possible future litigation, including litigation that could result if the asbestos settlement discussed in PPG's filings with the SEC does not become effective. However, it is not possible to predict or identify all such factors.

This news release also contains statements about PPG's agreement to purchase the North American architectural coatings business of AkzoNobel (the “Akzo Transaction”) and PPG's agreement to separate its commodity chemicals business and merge it with a subsidiary of Georgia Gulf Corporation (the “Georgia Gulf Transaction,” and together with the Akzo Transaction, the “Transactions”). Many factors could cause actual results to differ materially from the company's forward-looking statements with respect to the Transactions, including the parties' ability to satisfy the conditions to the closing of the Transactions; the parties' ability to complete the Transactions on anticipated terms and schedule; risks relating to the ability of the parties to obtain regulatory approvals for the Transactions, any unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects; business and management strategies for the management, expansion and growth of PPG's coatings operations; PPG's ability to integrate the North American architectural coatings business of AkzoNobel after the closing and to achieve anticipated synergies; and the risk that disruptions from the Transactions will harm PPG's business.

Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.

Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on PPG's consolidated financial condition, results of operations or liquidity.

Forward-looking statements speak only as of the date of their initial issuance, and PPG does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by applicable law.

Additional Information About the Georgia Gulf Transaction and Where to Find It
This communication does not constitute an offer to buy, or solicitation of an offer to sell, any securities of Georgia Gulf, PPG's commodity chemicals business or PPG. In connection with the transaction, Georgia Gulf filed with the SEC a proxy statement on Schedule 14A and a registration statement on Form S-4 that includes a prospectus of Georgia Gulf relating to the transaction. In addition, Eagle Spinco, Inc., a subsidiary of PPG, filed with the SEC a registration statement on Form S-4 and S-1 that includes a prospectus of the PPG commodity chemicals business relating to the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS AND PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GEORGIA GULF, PPG'S COMMODITY CHEMICALS BUSINESS AND THE TRANSACTION. Investors and security holders are able to obtain these materials and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, copies of the registration statements and proxy statement/prospectus may be obtained free of charge by accessing Georgia Gulf's website at www.ggc.com and clicking on the “Investors” link and then on the “SEC Filings” link, or upon written request to Georgia Gulf, Georgia Gulf Corporation, 115 Perimeter Center Place, Suite 460, Atlanta, GA 30346, Attention: Investor Relations, or from PPG upon written request to PPG, PPG Industries, Inc., One PPG Place, Pittsburgh, PA 15272, Attention: Investor Relations. Shareholders may also read and copy any reports, statements and other information filed by Georgia Gulf or PPG with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC's website for further information on its public reference room.

Regulation G Reconciliation
PPG Industries believes investors' understanding of the company's operating performance is enhanced by the disclosure of net income and earnings per diluted share adjusted for nonrecurring charges. PPG's management considers this information useful in providing insight into the company’s ongoing operating performance because it excludes the impact of items that cannot reasonably be expected to recur on a quarterly basis. Net income and earnings per diluted share adjusted for these items are not recognized financial measures determined in accordance with U.S. generally accepted accounting principles (GAAP) and should not be considered a substitute for net income or earnings per diluted share or other financial measures as computed in accordance with U.S. GAAP. In addition, adjusted net income and earnings per diluted share may not be comparable to similarly titled measures as reported by other companies.

The following is a reconciliation of reported and adjusted net income and earnings per diluted share for the fourth quarter and full year 2012:

Regulation G Reconciliation – Results from Operations
($ in millions, except per-share amounts)

	Fourth Quarter 2012		Full Year 2012
	$	EPS	$	EPS
Reported net income	$227	$1.46	$941	$6.06
Business separation- and acquisition-related costs	11	0.07	23	0.15
Business restructuring	—	—	163	1.06
Environmental remediation	—	—	99	0.64
Other, net	—	—	4	0.03
Adjusted net income	$238	$1.53	$1,230	$7.94

Bringing innovation to the surface is a trademark of PPG Industries Ohio, Inc.
Transitions is a registered trademark of Transitions Optical, Inc.

PPG INDUSTRIES AND CONSOLIDATED SUBSIDIARIES
CONDENSED STATEMENT OF OPERATIONS (unaudited)
(All amounts in millions except per-share data)
		3 Months Ended Dec. 31		Year ended Dec. 31
		2012	2011	2012	2011

	Net sales	$3,648	$3,517	$15,200	$14,885
	Cost of sales, exclusive of depreciation and amortization (Note A)	2,200	2,184	9,069	9,081
	Selling, R&D and administrative expenses (Note A)	965	911	3,790	3,664
	Depreciation	90	86	355	346
	Amortization	27	29	110	121
	Interest expense	55	51	210	210
	Interest income	(10)	(10)	(39)	(42)
	Asbestos settlement - net	3	3	12	12
	Business restructuring	—	—	208	—
	Other (earnings)/charges - net (Note B)	(20)	(21)	83	(104)
	INCOME BEFORE INCOME TAXES	338	284	1,402	1,597
	Income tax expense (Note C)	85	45	338	385
	Net income attributable to the controlling and noncontrolling interests	253	239	1,064	1,212
	Less: Net income attributable to noncontrolling interests	(26)	(23)	(123)	(117)
	NET INCOME (ATTRIBUTABLE TO PPG)	$227	$216	$941	$1,095

	Earnings per common share (attributable to PPG)	$1.47	$1.41	$6.13	$6.96

	Earnings per common share (attributable to PPG) - assuming dilution	$1.46	$1.39	$6.06	$6.87

	Average shares outstanding	154.1	153.7	153.4	157.3

	Average shares outstanding - assuming dilution	156.1	155.8	155.1	159.3

Note A:

The year ended December 31, 2011 includes charges taken during the second quarter associated with an Architectural Coatings - EMEA (Europe, Middle East and Africa) customer bankruptcy. The charges totaled approximately $9 million.

Note B:

The year ended December 31, 2012 includes a pretax charge of $159 million. The charge primarily relates to continued environmental remediation activities at PPG’s former Jersey City, N.J., manufacturing plant and associated sites.

The year ended December 31, 2011 include a $9 million net benefit stemming primarily from a bargain purchase gain, reflecting the excess of the fair value of the net assets acquired from Equa-Chlor over the price paid.

Note C:

The calculated tax rate of approximately 24 percent on pretax earnings for the year ended 2012 includes tax benefits of about $60 million or 38 percent for estimated environmental remediation costs primarily at sites in New Jersey, approximately $45 million or about 21 percent for business restructuring charges, $2 million or approximately 29 percent for expenses stemming from the integration of Dyrup A/S in Europe and Colpisa in Latin America and $3 million or approximately 11 percent for certain business separation and acquisition related costs. The effective tax rate on the remaining pre-tax earnings was approximately 25 percent.

Income tax expense for the year ended December 31, 2011 includes a benefit of $13 million resulting from a favorable tax audit settlement that occurred in the fourth quarter. The remaining tax expense for the year ended December 31, 2011, of $398 million represents an effective tax rate on pretax earnings of approximately 25 percent.

BALANCE SHEET HIGHLIGHTS (unaudited)

	Dec. 31	Dec. 31
	2012	2011
($ in millions)
Current assets:
Cash and cash equivalents	$1,393	$1,457
Short-term investments (a)	1,000	25
Receivables - net	2,813	2,830
Inventories	1,686	1,607
Other	810	775
Total current assets	$7,702	$6,694

(a)	The increase in short-term investments is partly driven by PPG's $400 million debt issuance in July 2012.

Current liabilities:
Short-term debt and current portion of long-term debt	$642	$108
Asbestos settlement	683	593
Accounts payable and accrued liabilities	3,132	3,001
Total current liabilities	$4,457	$3,702

Long-term debt	$3,368	$3,574

PPG OPERATING METRICS (unaudited)

	Dec. 31	Dec. 31
	2012	2011
($ in millions)
Operating Working Capital (b)
Amount	$2,874	$2,739
As a percent of quarter sales, annualized	19.7%	19.5%

(b)
Operating working capital includes (1) receivables from customers, net of the allowance for doubtful accounts, plus (2) inventories on a first-in, first-out (FIFO) basis, less (3) the trade creditor's liability.

BUSINESS SEGMENT INFORMATION (unaudited)

	3 Months Ended		Year ended
	Dec. 31		Dec. 31
	2012	2011	2012	2011
	(millions)		(millions)

Net sales
Performance Coatings	$1,151	$1,136	$4,752	$4,626
Industrial Coatings	1,114	1,019	4,379	4,158
Architectural Coatings - EMEA	465	449	2,147	2,104
Optical and Specialty Materials	272	259	1,202	1,204
Commodity Chemicals	405	398	1,688	1,732
Glass	241	256	1,032	1,061
TOTAL	$3,648	3,517	$15,200	$14,885

Segment income
Performance Coatings	$177	$140	$744	$673
Industrial Coatings	144	106	590	438
Architectural Coatings - EMEA	9	8	145	123
Optical and Specialty Materials	68	53	348	326
Commodity Chemicals	72	63	372	370
Glass	8	19	63	97
TOTAL	478	389	2,262	2,027
Legacy items (Note A)	(15)	(14)	(219)	(66)
Business restructuring (Note B)	—	—	(208)	—
Business separation and acquisition-related costs (Note C)	(13)	—	(26)
Other, net (Note D)	—	—	(6)	9
Interest expense, net of interest income	(45)	(41)	(171)	(168)
Other unallocated corporate expense	(67)	(50)	(230)	(205)
INCOME BEFORE INCOME TAXES	$338	$284	$1,402	$1,597

Note A:

Legacy items include current costs related to former operations of the company, including pension and other postretirement benefit costs, certain charges for legal matters and environmental remediation costs, and certain charges that are considered to be unusual or nonrecurring including the earnings impact of the proposed asbestos settlement. Legacy items also include equity earnings from PPG's approximately 40 percent investment in the former automotive glass and services business. The year ended December 31, 2012 includes a pretax charge of $159 million. The charge primarily relates to continued environmental remediation activities at PPG’s former Jersey City, N.J., manufacturing plant and associated sites.

Note B:

The year ended December 31, 2012, includes business restructuring charges of $68 million for the Performance Coatings segment, $45 million for the Industrial Coatings segment, $59 million for the Architectural Coatings - EMEA segment, $32 million for the Optical and Specialty Materials segment, $3 million for the Glass segment and $1 million for Corporate. These costs are considered to be unusual and nonrecurring and will not reduce the segment earnings used to evaluate the performance of the operating segments.

Note C:

The three months and year ended December 31, 2012 include $13 million and $26 million of certain business separation and acquisition-related costs, respectively. These costs are considered to be unusual and nonrecurring.

Note D:

The year ended December 31, 2012 includes the flow-through cost of sales of the step up to fair value of inventory acquired from Dyrup A/S and Colpisa. These costs are considered to be unusual and nonrecurring and will not reduce the segment earnings used to evaluate the performance of the operating segments.

The year ended December 31, 2011 includes a net benefit stemming primarily from a bargain purchase gain, reflecting the excess of the fair value of the net assets acquired from Equa-Chlor over the price paid.